[Letterhead of Sutherland Asbill & Brennan LLP]

January 18, 2013

VIA EDGAR

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2 Filed on January 18, 2013

Dear Mr. Minore:

On behalf of Fifth Street Finance Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on January 18, 2013 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-180267), initially filed with the Commission on March 22, 2012 and declared effective, as amended, on July 27, 2012, except for the inclusion of audited financial statements and related financial data for the fiscal year ended September 30, 2012.

*       *       *

Mr. Dominic Minore

January 18, 2013

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Steven B. Boehm, Esq.
Bradford J. Sayler, Esq.